April 9, 2020

Michael R. Leach
Chief Financial Officer
Allied Motion Technologies Inc.
495 Commerce Drive
Amherst, NY 14228

       Re: Allied Motion Technologies Inc.
           Form 10-K for the fiscal year ended December 31, 2019
           Filed March 11, 2020
           File No. 0-04041

Dear Mr. Leach:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Controls and Procedures, page 59

1. Please amend your filing to disclose a statement as to whether internal control over financial reporting was effective as of December 31, 2019. Refer to Item 308(a)(3) of
       Regulation S-K for guidance.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Tracey McKoy at (202) 551-3772 with any questions.
 Michael R. Leach
Allied Motion Technologies Inc.
April 9, 2020
Page 2


FirstName LastNameMichael R. Leach             Sincerely,
Comapany NameAllied Motion Technologies Inc.
                                               Division of Corporation Finance
April 9, 2020 Page 2                           Office of Life Sciences
FirstName LastName